SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dingdong (Cayman) Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.000002 per share

(Title of Class of Securities)

25445D101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON HSG GROWTH V HOLDCO P, LTD (“HSG GROWTH V HOLDCO P”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,711,7491
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,711,7491

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,7491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%2
12	TYPE OF REPORTING PERSON OO

1	Represented by 11,141,166 American Depositary Shares.
2

Based on a total of 299,797,728 Class A Ordinary Shares outstanding December 31, 2022 as reported in the Issuer’s Annual Report on Form 20-F for the yearly period ended December 31, 2022, as filed with the Securities and Exchange Commission on March 22, 2023.

1	NAME OF REPORTING PERSON HONGSHAN CAPITAL GROWTH FUND V, L.P. (“HONGSHAN CAPITAL GROWTH FUND V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,711,7491, of which 16,711,749 shares are directly owned by HSG GROWTH V HOLDCO P. HONGSHAN CAPITAL GROWTH FUND V wholly owns HSG GROWTH V HOLDCO P.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,711,7491, of which 16,711,749 shares are directly owned by HSG GROWTH V HOLDCO P. HONGSHAN CAPITAL GROWTH FUND V wholly owns HSG GROWTH V HOLDCO P.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,7491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%2
12	TYPE OF REPORTING PERSON PN

1	Represented by 11,141,166 American Depositary Shares.
2

Based on a total of 299,797,728 Class A Ordinary Shares outstanding December 31, 2022 as reported in the Issuer’s Annual Report on Form 20-F for the yearly period ended December 31, 2022, as filed with the Securities and Exchange Commission on March 22, 2023.

1	NAME OF REPORTING PERSON HSG GROWTH V MANAGEMENT, L.P. (“HSG GROWTH V MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

16,711,7491, of which 16,711,749 shares are directly owned by HSG GROWTH V HOLDCO P. HONGSHAN CAPITAL GROWTH FUND V wholly owns HSG GROWTH V HOLDCO P. The General Partner of HONGSHAN CAPITAL GROWTH FUND V is HSG GROWTH V MGMT.

	7	SOLE DISPOSITIVE POWER 0
	8

SHARED DISPOSITIVE POWER

16,711,7491, of which 16,711,749 shares are directly owned by HSG GROWTH V HOLDCO P. HONGSHAN CAPITAL GROWTH FUND V wholly owns HSG GROWTH V HOLDCO P. The General Partner of HONGSHAN CAPITAL GROWTH FUND V is HSG GROWTH V MGMT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,7491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%2
12	TYPE OF REPORTING PERSON PN

1	Represented by 11,141,166 American Depositary Shares.
2

Based on a total of 299,797,728 Class A Ordinary Shares outstanding December 31, 2022 as reported in the Issuer’s Annual Report on Form 20-F for the yearly period ended December 31, 2022, as filed with the Securities and Exchange Commission on March 22, 2023.

1	NAME OF REPORTING PERSON HSG HOLDING LIMITED (“HSG HOLDING”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

16,711,7491, of which 16,711,749 shares are directly owned by HSG GROWTH V HOLDCO P. HONGSHAN CAPITAL GROWTH FUND V wholly owns HSG GROWTH V HOLDCO P. The General Partner of HONGSHAN CAPITAL GROWTH FUND V is HSG GROWTH V MGMT. The General Partner of HSG GROWTH V MGMT is HSG HOLDING.

	7	SOLE DISPOSITIVE POWER 0
	8

SHARED DISPOSITIVE POWER

16,711,7491, of which 16,711,749 shares are directly owned by HSG GROWTH V HOLDCO P. HONGSHAN CAPITAL GROWTH FUND V wholly owns HSG GROWTH V HOLDCO P. The General Partner of HONGSHAN CAPITAL GROWTH FUND V is HSG GROWTH V MGMT. The General Partner of HSG GROWTH V MGMT is HSG HOLDING.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,7491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%2
12	TYPE OF REPORTING PERSON OO

1	Represented by 11,141,166 American Depositary Shares.
2

Based on a total of 299,797,728 Class A Ordinary Shares outstanding December 31, 2022 as reported in the Issuer’s Annual Report on Form 20-F for the yearly period ended December 31, 2022, as filed with the Securities and Exchange Commission on March 22, 2023.

1	NAME OF REPORTING PERSON SNP CHINA ENTERPRISES LIMITED (“SNP CHINA ENTERPRISES”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

16,711,7491, of which 16,711,749 shares are directly owned by HSG GROWTH V HOLDCO P. HONGSHAN CAPITAL GROWTH FUND V wholly owns HSG GROWTH V HOLDCO P. The General Partner of HONGSHAN CAPITAL GROWTH FUND V is HSG GROWTH V MGMT. The General Partner of HSG GROWTH V MGMT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES.

	7	SOLE DISPOSITIVE POWER 0
	8

SHARED DISPOSITIVE POWER

1, of which 16,711,749 shares are directly owned by HSG GROWTH V HOLDCO P. HONGSHAN CAPITAL GROWTH FUND V wholly owns HSG GROWTH V HOLDCO P. The General Partner of HONGSHAN CAPITAL GROWTH FUND V is HSG GROWTH V MGMT. The General Partner of HSG GROWTH V MGMT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,7491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%2
12	TYPE OF REPORTING PERSON OO

1	Represented by 11,141,166 American Depositary Shares.
2

Based on a total of 299,797,728 Class A Ordinary Shares outstanding December 31, 2022 as reported in the Issuer’s Annual Report on Form 20-F for the yearly period ended December 31, 2022, as filed with the Securities and Exchange Commission on March 22, 2023.

1	NAME OF REPORTING PERSON NEIL NANPENG SHEN (“NS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG SAR

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

SHARED VOTING POWER

16,711,7491, of which 16,711,749 shares are directly owned by HSG GROWTH V HOLDCO P. HONGSHAN CAPITAL GROWTH FUND V wholly owns HSG GROWTH V HOLDCO P. The General Partner of HONGSHAN CAPITAL GROWTH FUND V is HSG GROWTH V MGMT. The General Partner of HSG GROWTH V MGMT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.

	7	SOLE DISPOSITIVE POWER 0
	8

SHARED DISPOSITIVE POWER

16,711,7491, of which 16,711,749 shares are directly owned by HSG GROWTH V HOLDCO P. HONGSHAN CAPITAL GROWTH FUND V wholly owns HSG GROWTH V HOLDCO P. The General Partner of HONGSHAN CAPITAL GROWTH FUND V is HSG GROWTH V MGMT. The General Partner of HSG GROWTH V MGMT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,711,7491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%2
12	TYPE OF REPORTING PERSON IN

1	Represented by 11,141,166 American Depositary Shares.
2

Based on a total of 299,797,728 Class A Ordinary Shares outstanding December 31, 2022 as reported in the Issuer’s Annual Report on Form 20-F for the yearly period ended December 31, 2022, as filed with the Securities and Exchange Commission on March 22, 2023.

ITEM 1.

(a) Name of Issuer:

Dingdong (Cayman) Limited

(b) Address of Issuer’s Principal Executive Offices:

Building 6, 500 Shengxia Road,

Shanghai, 200125

People’s Republic of China

ITEM 2.

(a) Name of Persons Filing:

HSG Growth V Holdco P, LTD

HongShan Capital Growth Fund V, L.P.

HSG Growth V Management, L.P.

HSG Holding Limited

SNP China Enterprises Limited

Neil Nanpeng Shen

HONGSHAN CAPITAL GROWTH FUND V wholly owns HSG GROWTH V HOLDCO P. The General Partner of HONGSHAN CAPITAL GROWTH FUND V is HSG GROWTH V MGMT. The General Partner of HSG GROWTH V MGMT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.

(b) Address of Principal Business Office or, if none, Residence:

Suite 3613, 36/F, Two Pacific Place

88 Queensway

Hong Kong

(c) Citizenship:

HSG GROWTH V HOLDCO P, HONGSHAN CAPITAL GROWTH FUND V, HSG GROWTH V MGMT, HSG HOLDING: Cayman Islands

SNP CHINA ENTERPRISES: British Virgin Islands

NS: Hong Kong SAR

(d) CUSIP Number:

25445D101

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4. OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10. CERTIFICATION

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

HSG Growth V Holdco P, LTD

By: HongShan Capital Growth Fund V, L.P, its sole owner

By: HSG Growth V Management, L.P., its General Partner

By: HSG Holding Limited, its General Partner

By: SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

HongShan Capital Growth Fund V, L.P.

By: HSG Growth V Management, L.P., its General Partner

By: HSG Holding Limited, its General Partner

By: SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

HSG Growth V Management, L.P.

By: HSG Holding Limited, its General Partner

By: SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

HSG Holding Limited

By: SNP China Enterprises Limited, its sole owner

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

SNP China Enterprises Limited

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen